Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, May 02, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 24 to April 28, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
24/04/2023	394,438	57.737460	22,773,848.19	XPAR
24/04/2023	108,389	57.773191	6,261,978.44	CEUX
24/04/2023	33,250	57.731113	1,919,559.50	TQEX
24/04/2023	27,468	57.715449	1,585,327.95	AQEU
25/04/2023	403,659	57.851162	23,352,142.20	XPAR
25/04/2023	91,692	57.831710	5,302,705.18	CEUX
25/04/2023	41,605	57.831729	2,406,089.08	TQEX
25/04/2023	24,547	57.847498	1,419,982.54	AQEU
26/04/2023	399,240	58.177122	23,226,634.35	XPAR
26/04/2023	101,543	58.163103	5,906,055.99	CEUX
26/04/2023	38,419	58.173554	2,234,969.76	TQEX
26/04/2023	19,123	58.181175	1,112,598.60	AQEU
27/04/2023	410,084	57.387473	23,533,684.67	XPAR
27/04/2023	102,556	57.377924	5,884,450.36	CEUX
27/04/2023	33,025	57.367514	1,894,562.15	TQEX
27/04/2023	20,234	57.392196	1,161,273.70	AQEU
28/04/2023	428,682	57.009903	24,439,119.26	XPAR
28/04/2023	198,737	56.952297	11,318,528.64	CEUX
28/04/2023	49,614	56.955473	2,825,788.84	TQEX
28/04/2023	24,874	56.947479	1,416,511.60	AQEU
Total	2,951,179	57.595900	169,975,811.00

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com